Exhibit 99.1

FOR IMMEDIATE RELEASE

Ur-Energy Inc. to List on the American Stock Exchange

Denver, Colorado (Marketwire – July 22, 2008) Ur-Energy Inc. (TSX:URE)  (“Ur-Energy” or the “Corporation”) announced today that its common shares have been approved for listing on the American Stock Exchange (“AMEX”).  The Corporation expects its common shares to begin trading on the AMEX on or about Thursday, July 24, 2008, under the symbol “URG”.  This approval is contingent upon the Corporation being in compliance with all applicable listing standards on the date it begins trading on the AMEX, and may be rescinded if the Corporation is not in compliance with such standards.

The Corporation will retain its listing on the TSX under the symbol “URE”.  In connection with its application to list on the AMEX, Ur-Energy filed a registration statement on Form 40-F with the U.S. Securities and Exchange Commission.  The Form 40-F, as amended, is available at www.sec.gov, www.sedar.com and on the Corporation’s website at www.ur-energy.com.

“We are pleased to receive the approval for our AMEX listing, which will be a nice complement to our TSX listing.  The AMEX listing will help to increase our U.S. shareholder base, something we’ve wanted to do for quite some time now,” stated Ur-Energy President and CEO Bill Boberg.

Board Chairman and Executive Director Jeff Klenda added, “We look forward to heightening our profile with U.S. institutional and retail investors.  The AMEX listing will enable us not only to tell the Ur-Energy story to investors in the U.S. for the first time, but to also provide better access and improved trading liquidity to all Ur-Energy shareholders.”

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production.  Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States.  Shares of the Corporation trade on the Toronto Stock Exchange under the symbol “URE”. Ur-Energy has a registered office in Ottawa, Canada and its corporate headquarters are located in Littleton, Colorado.  The Corporation’s website is at www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Numerous factors could cause actual events to differ materially from those in the forward-looking statements. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.